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Routemaster Capital Enters Into Definitive Agreement to Acquire Remaining 51% Interest in DeFi Holdings Inc., a Company Pursuing Investments in the Decentralized  Finance Market

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

TORONTO, Jan. 14, 2021 (GLOBE NEWSWIRE) -- Routemaster Capital Inc. (the “Company” or “Routemaster”) (TSXV: RM) is pleased to announce that it has entered into a definitive agreement dated as of January 14, 2021 to acquire 51% of the issued and outstanding common shares DeFi Holdings Inc. (“DeFi Holdings”) (the “Definitive Agreement”).

Under the terms set out in the Definitive Agreement, the Company shall issue 20 million common shares of Routemaster from treasury (the “Payment Shares”) to the shareholders of DeFi Holdings in exchange for a 51% of the total issued and outstanding common shares DeFi Holdings (the “Purchased Shares”) pro rata in proportion to their holdings of Purchased Shares. The completion of the transaction to acquire the Purchased Shares (the “Acquisition”) is subject to customary closing conditions. No finder fees are payable in connection with, and no change of control of the Company will result from the Acquisition. The Acquisition is subject to regulatory approval and satisfaction of closing conditions. There can be no assurances that the Acquisition of the Purchase Shares will be completed as proposed, or at all.

Routemaster currently owns 49% of DeFi and following the Acquisition DeFi will become a wholly owned subsidiary of the Company.

DeFi Holdings is a company focused on investing, incubating and managing trading technologies associated with the fast- growing decentralised finance market. Decentralized finance could be considered the next wave of financial innovation on the blockchain. It refers to digital assets, financial smart contracts, protocols, and decentralized applications (DApps) built on Ethereum and other blockchains. In simpler terms, it is financial software built on the blockchain. Decentralized finance’s core selling point is the removal of intermediaries in transactions which in traditional finance provide the “trust” layer (i.e. banks and brokers) in a transaction between two parties. With decentralized finance, users can access the network directly, so there is no need for intermediaries.

The goal of the investment is to give the Company’s shareholders exposure to the emerging decentralized finance industry. DeFi Holdings has a mandate to secure equity holdings of leading companies, creating new companies in the space, and operating a trading desk for underlying exposure to crypto currencies.

The decentralized finance market represents a paradigm shift in traditional financial derivatives and has created new financial products around staking, yielding and decentralisation of permission-less financial infrastructure associated with digital assets.

About Routemaster Capital Inc.:
Routemaster Capital Inc. is a Canadian investment company that carries on business with the objective of enhancing shareholder value.

For further information, please contact:
Daniyal Baizak
President and Chief Executive Officer
Tel: +1 (416) 861-1685

Cautionary note regarding forward-looking information:
This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements with respect to the Definitive Agreement and the Acquisition; the terms of such transaction, closing conditions and regulatory approval; the business of DeFi Holdings; the pursuit by Routemaster and DeFi Holdings of investment opportunities; the decentralized finance industry and the merits or potential returns of any such investments. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

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